Via Facsimile and U.S. Mail
Mail Stop 4720

June 10, 2009

R. Michael Carruthers
Chief Financial Officer
Array BioPharma, Inc.
3200 Walnut Street
Boulder, CO 80301

Re: Array BioPharma, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 15, 2008
File Number: 001-16633

Dear Mr. Carruthers:

We have reviewed your response filed May 4, 2009 to our April 14, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Definitive Proxy Statement filed September 23, 2008

General

1. In response to prior comments 1, 5 and 6, you state that you will include the requested disclosure regarding remaining aggregate potential milestone payments under your agreements with Eli Lilly, Genentech and InterMune, minimum, target and stretch financial goals and whether, and to what extent, each financial, discovery research, development and partnering goals were achieved in future filings. Please provide us with a copy of the revised disclosure for your fiscal year ended June 30, 2008.

Compensation Discussion and Analysis, page 25

Elements of Our Compensation Program, page 27

2. We have reviewed your response to prior comment 4 regarding your discovery research goals. To the extent that you have already publicly disclosed information regarding the company's involvement with these programs, your analysis does not support your conclusion that you will suffer competitive harm if the discovery research goals are disclosed. Please provide us with a copy of the revised disclosure that discloses each of the goals that relate to programs which the company has already publicly disclosed information. In addition, please tell us whether you expect to provide similar disclosure in your next Form 10-K. If you do not, please explain why you do not expect to provide this disclosure.

3. We have reviewed your response to prior comment 4 regarding your development goals and partnering goals. Your analysis does not support your conclusion that you will suffer competitive harm if the goals are disclosed. It appears that all of the drug development programs and most of the trials for the programs that you identify in your development goals are discussed in the business section of your Form 10-K filed on August 15, 2008. In addition, it appears that your partnering goals are financial goals and you have not demonstrated how the disclosure of these goals will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information. Please provide us with a copy of the revised disclosure that discloses each of the goals. In addition, please tell us whether you expect to provide similar disclosure in your next Form 10-K. If you do not, please explain why you do not expect to provide this disclosure.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Jennifer Riegel, Staff Attorney, at (202) 551-3575, Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director